UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 2, 2018

Dominion Energy, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Virginia	001-08489	54-1229715
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

120 Tredegar Street Richmond, Virginia	23219
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (804) 819-2000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01	Entry into a Material Definitive Agreement

On January 2, 2018, Dominion Energy, Inc. (Dominion Energy) entered into an Agreement and Plan of Merger (the Merger Agreement) by and among Dominion Energy, Sedona Corp. (Merger Sub) and SCANA Corporation (SCANA). The Merger Agreement provides for a stock-for-stock merger (the Merger) in which Merger Sub, a wholly-owned subsidiary of Dominion Energy, will merge with and into SCANA (with SCANA being the surviving corporation in the Merger) and SCANA shareholders would receive 0.6690 shares of Dominion Energy common stock (the Merger Consideration) for each share of SCANA common stock, the equivalent of $55.35 per share, or about $7.9 billion, based on Dominion Energy’s volume-weighted average stock price for the last 30 trading days ended January 2, 2018. Following completion of the Merger, SCANA would operate as a wholly-owned subsidiary of Dominion Energy. Upon closing of the Merger, SCANA’s shareholders would own an estimated 13% of Dominion Energy’s outstanding common stock. Including assumption of debt, the value of the transaction is approximately $14.6 billion, based on Dominion Energy’s volume-weighted average stock price for the last 30 trading days ended January 2, 2018.

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

At the effective time of the Merger (the Effective Time), each SCANA performance share award outstanding immediately prior to the Effective Time shall fully vest at the target level of performance and shall be cancelled and converted automatically into the into the right to receive in respect of each SCANA Share underlying such performance share award an amount in cash, without interest, equal to the product of the Merger Consideration multiplied by the volume-weighted average price, rounded to four decimal places, of Dominion Energy Shares for the ten (10) consecutive trading days ending on and including the second (2nd) trading day prior to the Effective Time (the Equity Award Consideration).

At the Effective Time, each SCANA restricted stock unit award outstanding immediately prior to the Effective Time shall fully vest and shall be cancelled and converted automatically into the right to receive in respect of each SCANA Share underlying such restricted stock unit the Equity Award Consideration.

At the Effective Time, each SCANA deferred unit shall be converted automatically into a number of deferred units in respect of Dominion Energy Shares equal to the product of the number of such deferred units multiplied by the Merger Consideration.

The Merger Agreement contains customary representations, warranties, covenants and termination provisions. Consummation of the Merger is subject to the satisfaction or waiver of certain specified closing conditions, including (i) approval of the Merger Agreement by SCANA’s shareholders, (ii) compliance with applicable federal and state regulatory filing and approval requirements, including under the Hart-Scott-Rodino Act and from the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission and the public service commissions of South Carolina, North Carolina and Georgia and (iii) other customary closing conditions. Unless consented to by Dominion Energy in its sole discretion, the South Carolina regulatory approval must be without any material changes to the proposed terms for the regulatory approval contained in the Merger Agreement or any significant change to the economic value of such terms, in each case as reasonably determined by Dominion Energy in good faith. In addition, it is a condition to closing that there have been no substantive change in the South Carolina public utility laws, including the South Carolina Base Load Review Act of 2007, as amended, that has or would reasonably be expected to have an adverse effect on SCANA or any of its subsidiaries and no regulatory clearances, other approvals of a governmental entity or other consents, in each case in connection with the Merger, or legal orders relating to the foregoing, shall constitute impose or require a “Burdensome Condition” (as defined in the Merger Agreement).

In connection with the request for South Carolina regulatory approval of the Merger, the Merger Agreement contains proposed terms for such approval including significant benefits to the electric customers of SCANA’s subsidiary South Carolina Electric & Gas Company (SCE&G) to offset previous and future costs relating to the abandoned V.C. Summer Units 2 and 3 new nuclear development project (the NND Project). A summary of certain of these benefits is as follows:

•	upon closing of the Merger, an up-front, one-time rate credit totaling $1.3 billion to all current electric service customers of SCE&G (such rate credit will be in the form of a check issued within 90 days of the closing of the Merger);

•	upon closing of the Merger, SCE&G will write down its investment in construction work in progress associated with the NND Project by approximately $1.4 billion (the amounts written down would be permanently excluded from consideration in establishing retail electric rates going forward);

•	SCE&G will not seek recovery of approximately $320 million regulatory assets related to the NND Project;

•	estimated post-closing rate reduction for SCE&G electric customers of approximately 5% from current levels; and

•	exclusion of the $180 million initial capital investment in the Columbia Energy Center natural gas-fired power station from rate base and rate recovery.

The Merger Agreement provides that as soon as practicable after the effective time of the Merger, Dominion Energy intends that its board of directors will take all necessary action to appoint a mutually agreeable current member of the board of directors of SCANA or SCANA’s executive management to serve on Dominion Energy’s board of directors.

In addition, subject to the consummation of the Merger, Dominion Energy intends to provide funding for $1 million a year in increased charitable contributions SCANA’s communities for at least five years following the closing of the Merger and SCANA employees would have certain employment protections until the end of 2019.

The Merger Agreement contains certain termination rights for both Dominion Energy and SCANA, and provides that, upon termination of the Merger Agreement under specified circumstances, Dominion Energy would be required to pay a termination fee of $280 million to SCANA and, upon termination of the Merger Agreement in other specified circumstances, SCANA would be required to pay Dominion Energy a termination fee of $240 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and is incorporated herein by reference.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein, and were solely for the benefit of the parties to the Merger Agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement and are qualified by information in confidential disclosure letters provided in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dominion Energy’s or SCANA’s public disclosures.

If the Merger closes, although not a term of the Merger Agreement, Dominion Energy currently intends to fund the rate credit to electric-service customers of SCE&G through equity issuances and/or cash on hand.

Item 7.01	Regulation FD Disclosure

On January 3, 2018, Dominion Energy held a conference call with analysts and investors during which information was provided regarding the proposed Merger. The transcript of the conference call is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On January 4, 2018, Dominion Energy held a meeting with SCANA employees relating to the Merger. The presentation materials for meeting are attached as Exhibit 99.2 hereto and are incorporated herein by reference.

On January 3, 2018, Daniel A. Weekley, Vice President and General Manager – Southern Pipeline Operations, held a meeting relating to the proposed Merger with the employees of Dominion Energy Carolina Gas Transmission, LLC. Excerpts of the transcript of the meeting are attached as Exhibit 99.3 hereto and are incorporated herein by reference.

Item 8.01	Other Events

Investing in Dominion Energy’s securities involves risks. Some of these risks relate to our business and some relate to transactions in which we engage, such as the Merger. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the discussion of risks that we have incorporated by reference herein and set forth below before deciding whether an investment in our securities is suitable for you.

Risks Relating to Our Business

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified and will in the future identify a number of these factors under the heading “Risk Factors” in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference in our offering materials.

Risks Relating to the Merger

The completion of the Merger is subject to the receipt of consents and approvals from governmental entities which it may not be possible to obtain or which may seek to impose conditions that could cause Dominion Energy to abandon the Merger; in addition, shareholders of SCANA must also approve the Merger. On January 3, 2018, Dominion Energy announced the execution of the Merger Agreement with SCANA. Before the Merger may be completed, various filings must be made with various state utility, regulatory, antitrust and other authorities in the U.S. These governmental authorities may impose conditions on the completion, or require changes to the terms, of the Merger, including restrictions or conditions on the business, operations, or financial performance of Dominion Energy following completion of the Merger. Dominion Energy believes it is also likely that private parties will challenge regulatory filings or file complaints in court seeking to enjoin the Merger. These conditions, changes or challenges could have the effect of delaying completion of the Merger or imposing additional costs on or limiting the revenues of Dominion Energy following the Merger, which could have a material adverse effect on the financial position, results of operations or cash flows of Dominion Energy. Because Dominion Energy is not required by the Merger Agreement to accept all such conditions, changes or challenges, if such conditions, changes or challenges occur, they could cause Dominion Energy to abandon the Merger.

In addition, approval by SCANA shareholders holding at least two-thirds of the outstanding SCANA common shares will have to be obtained.

If Dominion Energy and SCANA are unable to complete the Merger, they still will incur and will remain liable for significant transaction costs, including legal, accounting, filing, printing and other costs relating to the Merger. Also, depending upon the reasons for not completing the Merger, Dominion Energy may be required to pay SCANA a termination fee of $280 million.

If completed, the Merger with SCANA may not achieve its intended results.

Dominion Energy and SCANA entered into the Merger Agreement with the expectation that the Merger would result in various benefits, including, among other things, being accretive to earnings and adding to Dominion Energy’s inventory of regulated energy infrastructure assets. Achieving the anticipated benefits of the transaction is subject to a number of uncertainties, including whether the business of SCANA is integrated in an efficient and effective manner and the resolution of the litigation matters involving SCANA and its directors and officers. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues generated by Dominion Energy and diversion of management’s time and energy, all of which could have an adverse effect on Dominion Energy’s financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “outlook”, “plan”, “predict”, “project”, “should”, “strategy”, “target”, “will”, “would”, “potential” and similar terms and phrases to identify forward-looking statements in this report. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA’s shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; or the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction. Other risk factors for Dominion Energy’s and SCANA’s businesses are detailed from time to time in Dominion Energy’s and SCANA’s quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission.

Item 9.01	Financial Statements and Exhibits.

Exhibit

2.1	Agreement and Plan of Merger by and among Dominion Energy, Inc., Sedona Corp. and SCANA Corporation, dated as of January 2, 2018*

99.1	Transcript of Dominion Energy, Inc. Conference Call relating to the merger of Dominion Energy, Inc. with SCANA Corporation, January 3, 2018**

99.2	Presentation materials for meeting with employees of SCANA Corporation relating to the merger of Dominion Energy, Inc. with SCANA Corporation, January 4, 2018**

99.3	Excerpts of transcript of meeting with employees of Dominion Energy Carolina Gas Transmission, LLC relating to the merger of Dominion Energy, Inc. with SCANA Corporation, January 3, 2018**

*	Filed herewith. Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Dominion Energy agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.
**	Furnished herewith

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on

March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY, INC. Registrant /s/ Carlos M. Brown
Carlos M. Brown Vice President and General Counsel

Date: January 4, 2018